

07004078

SEC... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 12769

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pyramid Funds Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Everett Road Extension
(No. and Street)

Albany, (City) New York (State) 12205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scott, Stackrow & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

314 Hoosick Street (Address) Troy (City) New York (State) 12180 (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15
A 3/20

OATH OR AFFIRMATION

I, Joseph Biondo II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pyramid Funds Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


SONYA J STACK
Notary Public - State of New York
NO. 01ST5081712 Columbia
Qualified in Albany County
My Commission Expires 7/7/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PYRAMID FUNDS CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

SCOTT, STACKROW & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

PYRAMID FUNDS CORPORATION

TABLE OF CONTENTS

DECEMBER 31, 2006 AND 2005

SCOTT, STACKROW & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

INDEPENDENT AUDITOR'S REPORT


SS&C

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

We have audited the accompanying balance sheets of Pyramid Funds Corporation as of December 31, 2006 and 2005, and the related statements of income (loss) and comprehensive income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyramid Funds Corporation as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Scott, Stackrow & Co. CPAs, P.C.

Troy, New York
February 22, 2007

PYRAMID FUNDS CORPORATION
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Current Assets		
Cash and cash equivalents	$ 4,066	$ 5,011
Accounts receivable	112,902	96,123
Investments - marketable equity securities	248,234	210,917
Prepaid expenses	2,541	3,069
Total Current Assets	367,743	315,120
Property and Equipment		
Furniture and equipment	137,493	132,293
Less: Accumulated depreciation	106,539	94,001
Property and Equipment, net	30,954	38,292
Other Assets		
Loans receivable - related companies	45,374	46,261
TOTAL ASSETS	$ 444,071	$ 399,673

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Current Liabilities		
Accounts payable	$ 52,654	$ 17,528
Accrued payroll	9,421	5,179
Other current liabilities	27,587	27,462
Total Current Liabilities	89,662	50,169
Long-Term Liabilities		
Officer loan	2,610	2,610
Total Liabilities	92,272	52,779
Stockholders' Equity		
Common stock - no par value, 200 shares authorized 56.66 shares issued and outstanding	5,000	5,000
Retained earnings	283,668	299,627
Unrealized gain on marketable equity securities	73,641	52,777
Less: Treasury stock, 53.34 shares at cost	(10,510)	(10,510)
Total Stockholders' Equity	351,799	346,894
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 444,071	$ 399,673

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Income		
Commission income	$ 679,839	$ 556,245
Interest, dividends and capital gains	10,313	2,742
Gain (loss) on sale of marketable securities	5,113	1,742
Management fee income	25,000	45,000
Total Income	720,265	605,729
Operating Expenses		
Payroll expense	155,644	147,760
Payroll expense - officers	145,600	102,400
Payroll tax expense	24,133	17,761
Commissions	80,828	69,234
Group medical/dental	47,929	50,199
Office	73,199	46,971
Retirement plan	30,000	-
Meals and entertainment	12,875	11,276
Travel promotion	27,145	31,544
Vehicle expense	45,951	25,982
Professional fees	25,117	7,900
Utilities and telephone	5,882	5,538
Interest expense	-	534
Advertising	1,200	1,040
Rent	20,500	12,000
Depreciation/amortization	12,538	12,662
Insurance	4,725	5,070
Donations	800	1,098
Dues and subscriptions	1,083	6,950
Assessment and training fees	962	3,509
Miscellaneous	19,888	14,676
Total Operating Expenses	735,999	574,104
Net Income (Loss) Before Provision for Taxes	(15,734)	31,625
Income Tax Expense	225	100
Net Income (Loss)	(15,959)	31,525
Other Comprehensive Income		
Unrealized gain on available for sale securities	20,864	2,335
Comprehensive Income	$ 4,905	$ 33,860
Accumulated Comprehensive Income, Beginning	$ 52,777	$ 50,442
Other Comprehensive Income	22,237	2,335
Reclassification adjustment for realized gain	(1,373)	-
Accumulated Comprehensive Income, Ending	$ 73,641	$ 52,777

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Retained Earnings, Beginning	$ 299,627	$ 319,050
Net Income (loss)	(15,959)	31,525
Shareholder distribution	-	(50,948)
Retained Earnings, Ending	$ 283,668	$ 299,627

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash Flows From Operating Activities		
Net income (loss)	($ 15,959)	$ 31,525
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	12,538	12,661
(Gain) loss on sale of marketable securities	(5,113)	-
(Increase) decrease in:		
Accounts receivable	(16,779)	(7,847)
Prepaid expenses	528	(294)
Increase (decrease) in:		
Accounts payable	35,125	3,885
Accrued payroll	4,241	(5,796)
Other current liabilities	125	2,138
Net Cash Provided by Operating Activities	14,706	36,272
Cash Flows From Investing Activities		
Purchase of marketable securities	(27,838)	-
Proceeds from sale of marketable securities	16,500	(3,098)
Purchase of fixed assets	(5,200)	-
Loan receivable - related companies	887	(1,536)
Net Cash Used by Investing Activities	(15,651)	(4,634)
Cash Flows From Financing Activities		
Proceeds from (repayment of) shareholder loan	-	2,610
Shareholder distribution	-	(32,727)
Net Cash Used by Financing Activities	-	(30,117)
Net Increase (Decrease) in Cash and Cash Equivalents	(945)	1,521
Cash and Cash Equivalents, January 1,	5,011	3,490
Cash and Cash Equivalents, December 31,	$ 4,066	$ 5,011
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Interest	$ -	$ 534
Taxes	225	-

The accompanying notes are an integral part of these financial statements.

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PYRAMID FUNDS CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Pyramid Funds Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company provides brokerage services for mutual funds and annuities from its location in Albany, New York.

Marketable Equity Securities

The Company's marketable securities consist of equity securities that have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date.

Since the Company does not intend to sell these securities in the near term, they are classified as "available for sale" and accordingly, are carried at fair value, with unrealized gains and losses reported as a separate component within the stockholders' equity section of the balance sheets. Realized gains and losses on all marketable securities are determined by specific identification and are charged or credited to current earnings.

Income Taxes

The Company reports income for tax purposes on the cash basis.

The Company has elected, effective January 1, 1996, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions the shareholders are liable for federal and state income taxes on their respective share of the Company's taxable income. Therefore, no provision for liability except New York minimum franchise tax has been included in the financial statements.

Depreciation

Depreciation expense related to furniture, equipment and improvements is calculated using straight-line and accelerated methods over their estimated useful lives.

Accounts Receivable

Accounts receivable are presented at face value, net of the allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income and is

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

maintained at a level believed adequate by management to absorb estimated bad debts based on current economic conditions. Management considers all accounts to be collectible and, therefore, has not established a provision for uncollectible accounts.

Property and Equipment

Property and Equipment are stated at cost. Major expenditures for property acquisitions and those expenditures which substantially increase useful lives are capitalized. Expenditures for maintenance, repairs and minor replacements are expensed as incurred. When assets are retired or otherwise disposed of, their cost and related accumulated depreciation or amortization is removed from the accounts and resulting gains or losses are included in income.

Cash Equivalents

The Company considers all cash on hand and in banks, including accounts in book overdraft position, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130) requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statement of Income and Comprehensive Income.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Compensated Absences

Employees of the Company are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when paid to employees.

NOTE 2 – RELATED PARTY TRANSACTIONS

Various amounts have been advanced to/from the Company's officers and other businesses owned by the shareholders. There is no set repayment schedule and interest has been provided at various rates. The net amount due from officers and other businesses at December 31, 2006 and 2005 is $42,764 and $43,651, respectively.

The Company rents its facility on a month to month basis from a corporation owned by shareholders of the Company. Rent paid for 2006 and 2005 is $20,500 and $12,000, respectively.

The Company received management fees income from companies owned by the shareholders. Income for 2006 and 2005 was $25,000 and $45,000, respectively.

NOTE 3 – MARKETABLE EQUITY SECURITIES

Investments classified as available for sale are carried at fair value and consist of the following at December 31, 2006:

	Cost	Market
1,977.821 shares - Strategic Partners Growth Fund Cl L	$ 20,018	$ 33,920
3,586.180 shares - SunAmerica Focused Large-Cap Value A	44,851	61,143
590.632 shares - SunAmerica Focused Small-Cap CI A	7,064	10,070
1,000 shares - Walt Disney Co. (Dis.)	17,511	34,270
1,000 shares - General Electric Co. (GE)	23,991	37,210
250 shares - Intl. Business Machs (IBM)	19,808	24,288
500 shares - Weight Watchers Intl., Inc. (WTW)	21,861	26,265
31 shares - CSX Corp.	2,289	2,144
340 shares - Garmin Ltd.	17,200	18,924
Total	$ 174,593	$ 248,234

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2006:

	Cost	Accumulated Depreciation	Book Value
Furniture and fixtures	$ 35,307	$ 29,988	$ 5,319
Equipment	36,269	29,948	6,321
Leasehold improvements	17,514	17,403	111
Vehicles	48,403	29,200	19,203
Total	$ 137,493	$ 106,539	$ 30,954

NOTE 4 – PROPERTY AND EQUIPMENT (CONTINUED)

Depreciation and amortization amounted to $12,538 and $12,662 for the years ended December 31, 2006 and 2005, respectively.

NOTE 5 – COMMITMENTS

The Company rents its office facility on a month to month basis. Total rents paid for the facility during 2006 and 2005 were $20,500 and $12,000, respectively. See Note 2.

NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company sponsors a Simplified Employee Pension Plan covering substantially all employees who have one year of service and who are 21 years of age. Contributions are determined annually by the board of directors and may range from 0.00% - 25.0%. Contributions for the years ended December 31, 2006 and 2005 was $30,000 and $0, respectively.

NOTE 7 - CLIENT DISBURSEMENT ACCOUNT

The Company maintains a special bank account for the exclusive benefit of the customers of the Company, through which all transactions between the Company and its customers are effectuated. The special bank account had a bank balance of $84,386 and $76,074 at December 31, 2006 and 2005, respectively, and a book balance of $0 at December 31, 2006 and 2005.

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com



To the Board of Directors
Pyramid Funds Corporation
Albany, New York

Our report on our audits of the basic financial statements of Pyramid Funds Corporation for 2006 and 2005 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report on Schedules I through VIII, inclusive, is presented for the purpose of additional analysis and as required by Rule 17a-5 of the Securities and Exchange Commission, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott, Stackrow & Co. CPAs, P.C.

Troy, New York
February 22, 2007

PYRAMID FUNDS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

SCHEUDLE I

ASSETS

Assets	
Cash	$ 4,066
Accounts receivable	112,902
Investments - marketable securities, at market value	248,234
Prepaid expenses	2,541
Loans receivable - related companies	45,374
Property and equipment, net of depreciation	30,954
TOTAL ASSETS	$ 444,071

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 52,654
Accrued payroll	9,421
Other current liabilities	27,587
Officer loan	2,610
Total Liabilities	92,272
Stockholders' Equity	
Common stock	5,000
Retained earnings	357,309
Total	362,309
Less: Treasury stock	(10,510)
Total Stockholders' Equity	351,799
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 444,071

PYRAMID FUNDS CORORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE II

Revenues	
Commissions	$ 679,839
Interest and dividends	10,313
Mangement fee income	25,000
Gain - realized and unrealized on firm securities investment account	25,977
Total Revenues	741,129
Operating Expenses	
Payroll	325,377
Commissions	80,828
Other expenses	330,019
Total Expenses	736,224
Net Income	$ 4,905

PYRAMID FUNDS CORPORATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

SCHEDULE III

Total ownership equity from statement of financial condition	$ 351,799
Total non-allowable	(171,089)
Net capital before haircuts on securities positions	180,710
Haircuts on trading securities	(44,112)
Net Capital	$ 136,598

PYRAMID FUNDS CORPORATION
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2006

SCHEDULE IV

	Capital Stock	Retained Earnings	Treasury Stock	Total
STOCKHOLDERS' EQUITY				
Balance, January 1, 2006	$ 5,000	$ 352,404	($ 10,510)	$ 346,894
Add: Net income	0	4,905	0	4,905
Balance, December 31, 2006	$ 5,000	$ 357,309	($ 10,510)	$ 351,799
NET CAPITAL COMPUTATION				
Balance, December 31, 2006 (above)	$ 5,000	$ 357,309	($ 10,510)	$ 351,799
Less: Non-allowable Equity:				
Accounts receivable	0	(92,220)	0	(92,220)
Fixed assets, net	0	(30,954)	0	(30,954)
Deferred loans receivable	0	(45,374)	0	(45,374)
Other assets	0	(2,541)	0	(2,541)
Qualified Equity	5,000	186,220	(10,510)	180,710
Less: Haircut on trading securities:				
Investments at market value:				
Common Stocks (143,101 x 15%)	0	(21,465)	0	(21,465)
Mutual Funds (105,133 x 15%)	0	(15,770)	0	(15,770)
Money Market (3,642 x 2%)	0	(73)	0	(73)
Undue Concentration	0	(6,804)	0	(6,804)
	$ 5,000	$ 142,108	($ 10,510)	$ 136,598

PYRAMID FUNDS CORPORATION
COMPUATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2006

SCHEDULE V

Minimum net capital requirement (6-2/3% of $92,272)	$ 6,151
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	25,000
Net Capital Requirement	$ 25,000
Excess net capital	$ 111,598
Excess net capital at 100%	$ 111,598

Computation of Aggregate Indebtedness

Total Liabilities	$ 92,272
Percentage of aggregate indebtedness to net capital $92,272/$136,598	0.6755

PYRAMID FUNDS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE VI

Balance, Beginning of Year	$ 346,894
Net Income	4,905
Balance, End of Year	$ 351,799

PYRAMID FUNDS CORPORATION
STATEMENT OF CASH FLOWS WITH SECURITY INVESTMENTS STATED AT MARKET VALUE
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE VII

Cash Flows From Operating Activities	
Net income	$ 4,905
Non cash items included in net income	
Gain on sale of marketable security	(25,977)
Depreciation	12,538
(Increase) decrease in receivables/prepaid expenses	(16,251)
Increase (decrease) in payables	39,491
Net Cash Provided by Operating Activities	14,706
Cash Flows From Investing Activities	
Proceeds from sale of marketable securities	16,500
Increase in loan receivable	887
Purchase of marketable securities	(27,838)
Purchase of fixed assets	(5,200)
Net Cash Provided by Investing Activities	(15,651)
Net Increase (Decrease) in Cash and Cash Equivalents	(945)
Cash and Cash Equivalents, January 1,	5,011
Cash and Cash Equivalents, December 31,	$ 4,066

PYRAMID FUNDS CORPORATIONS
NOTES TO FORM X-17A-5 (FOCUS REPORT)
DECEMBER 31, 2006

SCHEDULE VIII

NET CAPITAL REQUIREMENTS

The quarterly unaudited Form X-17A-5, Focus Report, Part II prepared by Pyramid Funds Corporation for the period ending December 31, 2006 was compared with the audited report at December 31, 2006. Differences resulted from year end adjusting entries.

Pursuant to provisions of Section O of the Securities Investors Act of 1970, as amended, Pyramid Funds Corporation has, as its collection agent the National Association of Security Dealers, Inc., and has a certificate of exclusion from the membership (Form S.I.P.C.-3). It is our opinion that the filing of Form S.I.P.C.-3 on January 2, 1980, is a continuous election and Pyramid Funds Corporation, in regard to its 2005 operation, continued to operate in accordance with its exclusion under Section 3(a)2 of the Securities Investors Act of 1970.

NOTE 1 - MARKETABLE SECURITIES

Investments are carried at market value as required by the National Association of Securities Dealers, Inc.

Investments consist of the following:

	Cost	Market Value
1,977.821 shares - Strategic Partners Growth Fund Cl L	$ 20,018	$ 33,920
3,586.180 shares - SunAmerica Focused Large - Cap -Value A	44,851	61,143
590.632 shares - SunAmerica Focused Small - Cap CI A	7,064	10,070
1,000 shares - Walt Disney Co.	17,511	34,270
1,000 shares - General Electric Co.	23,991	37,210
250 shares - Intl. Business Machs	19,808	24,288
500 shares - Weight Watchers Intl., Inc.	21,861	26,265
31 shares - CSX Corp.	2,289	2,144
340 shares - Garmin Ltd.	17,200	18,924
Total	$ 174,593	$ 248,234

PYRAMID FUNDS CORPORATIONS **SCHEDULE VIII**
NOTES TO FORM X-17A-5 (FOCUS REPORT) (CONTINUED)
DECEMBER 31, 2006

NOTE 2 - RECONCILIATION OF ORIGINAL FOCUS REPORT FOR DECEMBER 31, 2006 TO AUDITED REPORT

The differences between the Focus report originally filed for the quarter ended December 31, 2006 and the audited Focus report are as follows:

ASSETS

	Focus Report	Audited Finances	Variance	Explanation
Cash	$ 4,066	$ 4,066	$ 0	
A/R	112,902	112,902	0	Adjustments to year-end actual
Securities	248,226	248,234	8	Interest and Capital Gains
Property	28,591	30,954	2,363	Year-end reclassification and depreciation adjustment
Prepaid expenses	0	2,541	2,541	Year-end adjustment
Loan receivable related company	47,198	45,374	(1,824)	Year-end adjustments
TOTAL ASSETS	$ 440,983	$ 444,071	$ 3,088	

PYRAMID FUNDS CORPORATION
NOTES TO FORM X-17A-5 (FOCUS REPORT) (CONTINUED)
DECEMBER 31, 2006

SCHEDULE VIII

NOTE 2 - RECONCILIATION OF ORIGINAL FOCUS REPORT FOR DECEMBER 31, 2006 TO AUDITED REPORT (CONTINUED)

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 80,649	52,654	(27,995)	Year-end adjustment
Accrued payroll	0	9,421	9,421	Year-end payroll accrual adjustment
Other current liabilities	0	27,587	27,587	Intercompany loans
Officer loans	0	2,610	2,610	Loan from shareholder
Total Liabilities	80,649	92,272	11,623	
Prior Retained Earnings	381,108	352,404	(28,704)	Year-end adjustment
Profit & Loss	1,849	4,905	3,056	Net Profit & Loss effect of Adjusting Journal Entries
Distributions	(17,113)	0	17,113	Reclassification of distributions
Total Retained Earnings	365,844	357,309	(8,535)	
Common Stock	5,000	5,000	0	
Treasury Stock	(10,510)	(10,510)	0	
Total Equity	360,334	351,799	(8,535)	
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 440,983	$ 444,071	$ 3,088	

ADDITIONAL INFORMATION

SCOTT, STACKROW & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com



INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

In planning and performing our audit of the financial statements and supplemental schedules of Pyramid Funds Corporation for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
VERMONT SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Scott, Stackrow & Co, CPAs, P.C.

Troy, New York
February 22, 2007

END